Exhibit 2.1

AGREEMENT FOR THE SALE AND PURCHASE

OF ALL OF THE ISSUED AND OUTSTANDING SHARES OF CHEROKEE SPRL

BETWEEN

Cherokee Netherlands II BV

as the Seller

And

Mr Eric Brouwers

as the Purchaser

OCTOBER 18, 2008

Schedules

Schedule 1:	The Seller
Schedule 2:	Definitions and Interpretation
Schedule 3:	Commercial covenants

THIS AGREEMENT is made on 18 October 2008

BETWEEN:

On the one hand:

(1)           Cherokee Netherlands II BV, a private limited liability company incorporated under Dutch law having its registered office at Rotterdam, the Netherlands with its principal place of business at Schouwburgplein 30-34, 3012 CL Rotterdam, the Netherlands

Hereafter referred to as the “Seller” ;

and, on the other hand,

(2)           Mr Eric Brouwers, having his domicile at Baron Eduard Empainlaan 69, 2800 Mechelen, Belgium, referred to as the “Purchaser” (acting in his own name or in the name of a company in the process of incorporation pursuant to Article 60 of the Belgian Companies’ Code).

The Seller and the Purchaser are referred to separately as a “Party” and jointly as the “Parties”.

WHEREAS:

(A)          The Seller owns (i) together with Cherokee Europe SPRL, a private limited liability company incorporated under Belgian law, having its registered office at Boulevard de l’Europe 131, 1301 Wavre (Belgium) and registered with the Crossroad Bank for Companies under the number 462.214.797, all the issued and outstanding shares of Cherokee Europe SCA, a partnership limited by shares incorporated under Belgian law, having its registered office at Boulevard de l’Europe 131, 1301 Wavre (Belgium) and registered with the Crossroad Bank for Companies under the number 462.313.876, and (ii) all the issued and outstanding shares of Cherokee Europe SPRL (together the “Companies”).

(B)           The Seller has tried to sell the Companies to third parties, through the intermediate services of professional advisors, and, as a result of said process, the Purchaser remains as the sole candidate purchaser.

(C)           The Purchaser is fully aware, in general, of the delicate financial condition of the Companies (which includes an undercapitalization and a future risk of lack of liquidity) and, in particular, of the need of the Companies to obtain third party financing in the near future in order to be able to continue their operations.

(D)          The Sellers have proposed to sell the Shares to the Purchaser subject to the condition precedent that the Purchaser has been able to secure, within a certain period of time, the funding that is reasonably required to finance the continued operations of the Companies.  The Purchaser has explicitly refused said offer and has insisted that the Shares be transferred to him unconditionally since he purported to be only able to secure financing after having acquired the Shares.

(E)           In view of the above the Seller wishes to sell and the Purchaser wishes to purchase all the issued and outstanding shares in the Companies owned by the Seller (the “Shares”,

as further described in Schedule 1), subject to the terms and subject to the conditions set out in this Agreement.

THE PARTIES HAVE AGREED AS FOLLOWS:

1.             INTERPRETATION

1.1           Capitalised terms used and not otherwise defined herein shall have the meaning ascribed thereto in Schedule 2 “Definitions and Interpretation”.

1.2           Article, clause, schedule and annex headings and captions are for convenience only and shall not affect or limit the construction or interpretation of this Agreement.

1.3           A reference in this Agreement to a “person” shall include any individual, corporation, firm, government, state or agency of a state or any association, trust or partnership (whether or not having legal personality).

1.4           A reference in this Agreement to a “company” shall include any legal entity or entities into which such company may be merged by means of a statutory merger or into which it may be split by means of a statutory de-merger.

1.5           A reference in this Agreement to the singular shall, unless the context otherwise requires, include a reference to the plural and vice versa.

1.6           The words “include”, “including” and all forms and derivations thereof shall mean including but not limited to.

1.7           When the words “shall cause” or “shall procure that” (or any similar expression or any derivation thereof) are used, the Parties refer to the Belgian legal concept of “sterkmaking/porte-fort”.

1.8           The Schedules form an integrating part of this Agreement.

2.             SALE AND PURCHASE

2.1           Subject to the terms and conditions of this Agreement, the Seller hereby agrees to sell and the Purchaser hereby agrees to purchase the Shares on October 13, 2008 (the “Completion Date”).

2.2           The Shares are sold free from any Encumbrances and together with all rights attaching to them as per Completion Date.

2.3           The ownership of the Shares will be transferred to the Purchaser on the Completion Date, subject to the conditions precedent (i) of the realisation, on the Completion Date, of the capital increase in Cherokee Europe CVA resulting from the contribution by Cherokee Netherlands II BV into the share capital of Cherokee Europe CVA of its receivable of 2.500.000 USD and the accrued interests thereon through 31 August 2008 and (ii) of the Purchaser’s Warranties set forth in Clause 5 below being true and correct, on the Completion Date.

3.             PURCHASE PRICE

3.1           The purchase price shall amount to 1 EUR for the sale and purchase of the Shares (the “Purchase Price”).

3.2           The Purchase Price is payable in immediately available funds on the Completion Date.

4.             COMPLETION

4.1           At the Completion date, the Purchaser shall transfer the Purchase Price for the Shares to the Seller in immediately available funds in accordance with Clause 3.2.

4.2           At Completion, the Seller (or its duly authorised proxy holder) shall record and sign the transfer of the Shares in the Companies’ share registers.

4.3           At Completion, the Purchaser (or his duly authorised proxy holder) shall record and sign the transfer of the Shares in the Companies’ share registers.

4.4           The Parties shall further take such action at Completion and shall sign such documents as shall reasonably be required to be taken or signed in order to complete the transactions contemplated in this Agreement.

4.5           Each of the actions of the Seller at Completion shall be subject to the occurrence of the actions required from the Purchaser at Completion and vice versa.

5.             PURCHASER’S WARRANTIES

5.1           The Purchaser represents, warrants and undertakes to the Seller, who bases its decision to sell the Shares to the Purchaser on said representations, warranties and undertakings, as follows:

(a)           The Purchaser has the capacity and power to execute this Agreement and to purchase the Shares.

(b)           The execution of this Agreement and the performance of the transactions contemplated therein do not and will not violate any agreement, obligation, law, regulation, rule, covenant, judgement, injunction, order, decree or permits to which the Purchaser is subject or party.

(c)           The Purchaser is fully aware, in general, of the financial, operational and other conditions of the Companies and, in particular, of the state of the assets, liabilities and working capital of the Companies (which require short and long term funding to solve potential liquidity and existing solvency issues).  Without prejudice to the foregoing, on Completion Date, the Companies will have paid all their debts on their due date and none of the Companies’ outstanding credit arrangements will have been formally terminated.

(d)           The Purchaser explicitly agrees to purchase the Companies in their current state, with all possible hidden or apparent liabilities, overvaluations and other potential risks.  The Purchaser did not base his decision to purchase the Shares, and does not rely, on any representation, warranty or other declaration by the Seller, its affiliates, directors, officers, employees, representatives, advisors or any other persons acting on the Seller’s behalf.

(e)           Other than as results from the Transaction Bonus Agreement of 14 April 2008 (as amended) between Cherokee International Corporation and the Purchaser,

neither the Seller, nor its affiliates, nor any of their directors, officers, employees, representatives, advisors or any other persons acting on their behalf, owe any amounts to, or have any obligation towards, the Purchaser or the Companies and there are no agreements or arrangements in place that could form the basis for any such debts or obligations in the future.

(f)            Neither the Seller, nor its affiliates, nor any of their directors, officers, employees, representatives, advisors or any other persons acting on their behalf, are, or will be in the future, liable (jointly, as guarantor or on any other basis) for any of the debts, liabilities, payables, undertakings or other obligations of any of the Companies and neither the Purchaser nor any of the Companies has made, or will make, any representation to the contrary to any third party, PROVIDED HOWEVER THAT the Purchaser does not hold harmless the Seller, its affiliates, any of their directors, officers, employees, representatives, advisors or any persons acting on their behalf, in the event a court determines that any of the aforementioned are to be held liable or incur other obligations as a result of claims brought by third parties.  The Purchaser is not aware of any facts or circumstances that could serve as a basis for a third party to raise a claim against the Seller its affiliates, any of their directors, officers, employees, representatives, advisors or any persons acting on their behalf under applicable company, criminal or civil law.

(g)           Parties explicitly waive the application of section 1162 of the Civil Code.

6.             POST-CLOSING COVENANTS

6.1           The Purchaser agrees to procure that, within two weeks after the Completion Date, the Companies shall change their corporate name to one that does not include the name “Cherokee” or any other name that is confusingly similar to that name and shall cease using, and shall not thereafter use, any such name, including use in any and all printed materials, signage, websites or similar identifying materials, except for historical purposes.

6.2           The Purchaser shall procure that the shareholders of Cherokee Europe SPRL shall give full discharge at the next annual shareholders’ meeting to all former directors (without obligation for the said shareholders to do so for Mr. Eric Brouwers, who shall be the director remaining in office after the sale and purchase of the Shares contemplated in this Agreement) in relation to the prior exercise of their mandates as directors of the aforementioned Companies.

6.3           The Purchaser waives and shall procure that each of the Companies waives, to the fullest extent permitted by applicable law, any and all claims that they may have against the aforementioned former directors (without obligation for the said shareholders to do so for Mr. Eric Brouwers, who shall be the director remaining in office after the sale and purchase of the Shares contemplated in this Agreement)as well as against the Seller, its affiliates, and any of their directors, officers, employees, representatives, advisors or any other persons acting on their behalf on whatever legal basis.

6.4           The Seller waives and shall procure that Cherokee International, Inc., its affiliates or their successors waive, to the fullest extent permitted by applicable law, any and all claims that they may have against Mr. Eric Brouwers, any company which he controls, any new shareholder of the Companies as well as their affiliates, and any of their directors, officers, employees, representatives, advisors or any persons acting on their behalf on whatever legal basis, provided, however, that neither the Seller nor Cherokee

International, Inc, their affiliates or successors shall waive any right of recourse, if any, that they may have against Mr. Eric Brouwers in the event where a court determines that any of the aforementioned are to be held liable or incur other obligations as a result of claims brought by third parties.

6.5.          As from Completion, the commercial covenants set out in Schedule 3 shall apply whereby the Seller shall procure that all of its affiliates shall also abide by such covenants and the Purchaser shall procure that the Companies shall do the same.

7.             NOTICES

7.1           Any notice or other formal communication given under this Agreement must be in writing and may be delivered in person, or sent by post to the Party to be served at its address appearing in this Agreement, as follows:

(a)           to the Seller at:

c/o Equity Trust, Strawinskylaan 3105, 1077ZX Amsterdam, the Netherlands

and

(b)           to the Purchaser at:

Eric Brouwers, Baron Eduard Empainlaan 69, 2800 Mechelen, Belgium

or at such other address as it may notify to the other Parties under this Clause. Any notice or other document sent by post shall be sent by registered mail requesting a return receipt (if the place of destination is the same as its country of origin) or by overnight courier (if its destination is elsewhere).

7.2           Any notice or other communication shall be deemed to have been given:

(a)           if delivered in person, at the time of delivery; or

(b)           if sent by post at 10.00 a.m. on the second Business Day after it was put into the post or at 10.00 a.m. (local time at the place of destination) on the fifth (5) Business Day after it was put into the post by overnight courier.

7.3           In proving the giving of a notice or other communication it shall be sufficient to prove that delivery in person was made or that the envelope containing the communication was properly addressed and posted, or that the fax was properly addressed and transmitted, as the case may be.

8.             ASSIGNMENTS

The Purchaser may not assign any of its rights or transfer any of the obligations under this Agreement without the prior written consent of the Seller.

9.	COSTS AND EXPENSES

9.1	Each Party will pay the costs and expenses incurred by it in connection with the entering into, and Completion of, this Agreement.

10.	GENERAL PROVISIONS

10.1

Save as explicitly provided in this Agreement, the Purchaser waives its rights, if any and whether in whole or in part, to annul, rescind, dissolve or cancel this Agreement, or to request such annulment, rescission, dissolution or cancellation after Completion Date, including on the basis of general provisions of contract law (including article 1184 of the Belgian Civil Code).

10.2

No Party shall be deemed to have waived any rights or remedies arising out of this Agreement or out of any default or breach hereunder unless such Party executes the waiver in writing. If a Party waives a right or remedy arising out of this Agreement or out of any default or breach hereunder, such waiver shall not be construed to constitute a waiver of any other rights or remedies.

10.3	This Agreement may not be amended or waived except by a written agreement by and between the Parties.

11.	GOVERNING LAW AND COMPETENT COURTS

11.1	This Agreement is governed by and shall be construed in accordance with the laws of Belgium.

11.2	Any disputes arising out of or in relation with this Agreement shall be exclusively submitted to the competent courts of Brussels (Belgium).

This Agreement has been signed in two (2) counterparts, which is as many counterparts as the number of Parties to it, and each party acknowledges receipt of one such counterpart.

The Seller:

Cherokee Netherlands II BV

/s/ J. van Burg

Name: Equity Trust Co. NV

Title: Managing Director

The Purchaser

/s/ Eric Brouwers

Mr. Eric Brouwers